SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 14, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West

Suite 4000

Montreal, Quebec

H5A 1K3

Registration No. 0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F. . . . . . X Form 40-F . . . . . .

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes . . . . . . No . . .X . . .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2003

Microcell Telecommunications Inc.

(Signed) Jocelyn Cote

___________________________________

Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

  Reporting Issuer

  Microcell Telecommunications Inc.

  800 de La Gauchetiere Street West

  Suite 4000

  Montreal, Quebec

  H5A 1K3

  Date of Material Change

  May 14, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on May 14, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced on May 14, 2003 the appointment of Mr. Andre Bureau as Chairman of the Company’s new Board of Directors.

  Full Description of Material Change

  Microcell announced on May 14, 2003 the appointment of Mr. Andre Bureau as Chairman of the Company’s new Board of Directors, following the completion of Microcell’s recapitalization on May 1, 2003.

  A prominent figure in the Canadian business community, Mr. Bureau is Counsel at the law firm Heenan Blaikie LLP, and Chairman of Astral Media Inc., the country’s largest operator of English and French specialty, pay, and pay-per-view television services. Among his prior appointments, Mr. Bureau’s was Chairman of the Canadian Radio-television and Communications Commission (CRTC) from 1983 to 1989. A Law graduate from Universite Laval and from Universite de Droit Compare in Paris, Mr. Bureau is an Officer of the Order of Canada.

  Mr. Bureau succeeds Charles Sirois who remains Director of Microcell’s Board of Directors.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable.

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 21st day of May, 2003 at Montreal, Quebec.

(Signed) Jocelyn Cote
_______________________________________________
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL APPOINTS ANDRE BUREAU AS CHAIRMAN OF THE BOARD

Montreal, May 14, 2003 – Microcell Telecommunications Inc. (TSX: MT) today announced the appointment of Andre Bureau as Chairman of the Company’s new Board of Directors, following the completion of Microcell’s recapitalization on May 1, 2003.

A prominent figure in the Canadian business community, Mr. Bureau is Counsel at the law firm Heenan Blaikie LLP, and Chairman of Astral Media Inc., the country’s largest operator of English and French specialty, pay, and pay-per-view television services. Among his prior appointments, Mr. Bureau’s was Chairman of the Canadian Radio-television and Communications Commission (CRTC) from 1983 to 1989. A Law graduate from Universite Laval and from Universite de Droit Compare in Paris, Mr. Bureau is an Officer of the Order of Canada.

"Andre’s vast experience and his extensive knowledge of Microcell, which he acquired as Director of the Company over the past five years, have been a most valuable contribution,"  said Andre Tremblay, President and Chief Executive Officer. "We are delighted by his appointment as Chairman and look forward to working with him in this new role," added Mr. Tremblay.

Mr. Bureau succeeds Charles Sirois who remains Director of Microcell’s Board of Directors.

About the Company

Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to over one million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

www.fido.ca